                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                                                    ------------------------------
                                    SCHEDULE 13G                    |        OMB APPROVAL        |
                                                                    |                            |
                      UNDER THE SECURITIES EXCHANGE ACT of 1934     |    OMB Number: 3235-0145   |
                                                                    | Expires: February 28, 2009 |
                                                                    |  Estimated average burden  |
                                                                    | hours per response    10.4 |
                                                                    ------------------------------
                              CYPRESS BIOSCIENCE, INC.
--------------------------------------------------------------------------------------------------
                                 (Name of Issuer)

                                   COMMON STOCK
--------------------------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                     232674507
--------------------------------------------------------------------------------------------------
                                  (CUSIP Number)

                                   MAY 31, 2007
--------------------------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


*The  remainder of this cover page shall be filled out for a reporting  person's  initial  filing on this  form with  respect  to the  subject  class of  securities,  and for any  subsequent  amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities  of that  section  of the Act but shall be subject  to all other  provisions  of the Act
(however, see the Notes).

PERSONS WHO RESPOND TO THE  COLLECTION  OF  INFORMATION  CONTAINED  IN THIS FORM ARE NOT REQUIRED TO
RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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                                       1

-----------                                                 --------------------
CUSIP No.                            13G                     Page 2 of 7 Pages
-----------                                                 --------------------


     1.        NAMES OF REPORTING PERSONS

               Great Point Partners, LLC

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

               37-1475292

     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)    |_|

               (b)    |_|


     3.        SEC USE ONLY

     4.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

   NUMBER OF SHARES     5. SOLE VOTING POWER
                           0
    BENEFICIALLY
                        6. SHARED VOTING POWER
    OWNED BY EACH          1,800,000

  REPORTING PERSON      7. SOLE DISPOSITIVE POWER
        WITH               0

                        8. SHARED DISPOSITIVE POWER
                           1,800,000

     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               (See Instructions)

     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.57%

     12.       TYPE OF REPORTING PERSON (See Instructions)
               OO


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                                       2

-----------                                                 --------------------
CUSIP No.                            13G                     Page 3 of 7 Pages
-----------                                                 --------------------


     1.        NAMES OF REPORTING PERSONS

               Dr. Jeffrey R. Jay, M.D.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):



     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)    |_|

               (b)    |_|


     3.        SEC USE ONLY

     4.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

   NUMBER OF SHARES     5. SOLE VOTING POWER
                           0
    BENEFICIALLY
                        6. SHARED VOTING POWER
    OWNED BY EACH          1,800,000

  REPORTING PERSON      7. SOLE DISPOSITIVE POWER
        WITH               0

                        8. SHARED DISPOSITIVE POWER
                           1,800,000

     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               (See Instructions)

     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.57%

     12.       TYPE OF REPORTING PERSON (See Instructions)
               IN


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                                       3

-----------                                                 --------------------
CUSIP No.                            13G                     Page 4 of 7 Pages
-----------                                                 --------------------

ITEM 1.

         (a)      Name of Issuer

                  Cypress Bioscience, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  4350 Executive Drive   Suite 325
                  San Diego, CA  92121

ITEM 2.

         (a)      Name of Person Filing

                  Great Point Partners, LLC
                  Dr. Jeffrey R. Jay, M.D.

         The Reporting Persons have entered into a Joint Filing Agreement, dated June 12, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         (b)      Address of Principal Business Office, or if none, Residence

                  The address of the principal business office of each of the Reporting Persons is

                  165 Mason Street - 3rd Floor
                  Greenwich, CT  06830

         (c)      Citizenship

         Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States.

         (d)      Title of Class of Securities

                  Common Stock

         (e)      CUSIP Number

                  232674507

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

         (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

         (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


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                                       4

-----------                                                 --------------------
CUSIP No.                            13G                     Page 5 of 7 Pages
-----------                                                 --------------------


         (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Great Point Partners, LLC ("Great Point") is the investment manager of Biomedical Value Fund, L.P. ("BVF"), and by virtue of such status may be deemed to be the beneficial owner of the 972,036 shares of Common Stock (including 368,100 shares which BVF has the right to acquire pursuant to the exercise of call options held by BVF) of the Issuer owned by BVF (the "BVF Shares"). Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

         Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. ("BOVF"), and by virtue of such status may be deemed to be the beneficial owner of the 827,964 shares of Common Stock (including 313,500 shares which BOVF has the right to acquire pursuant to the exercise of call options held by BOVF) of the Issuer owned by BOVF (the "BOVF Shares"). Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

         Great Point and Dr. Jay disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interest.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         1.       GREAT POINT PARTNERS, LLC

         (a)      Amount beneficially owned: 1,800,000.

         (b)      Percent of class: 5.57%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: - 0 -

                  (ii)     Shared power to vote or to direct the vote:
                           1,800,000.

                  (iii) Sole power to dispose or to direct the disposition of: - 0 -.

                  (iv) Shared power to dispose or to direct the disposition of: 1,800,000.

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                                       5

-----------                                                 --------------------
CUSIP No.                            13G                     Page 6 of 7 Pages
-----------                                                 --------------------

         2.       DR. JEFFREY R. JAY, M.D.

         (a)      Amount beneficially owned: 1,800,000.

         (b)      Percent of class: 5.57%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0.

                  (ii)     Shared power to vote or to direct the vote:
                           1,800,000.

                  (iii) Sole power to dispose or to direct the disposition of: 0.

                  (iv) Shared power to dispose or to direct the disposition of: 1,800,000.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         See item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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                                       6

-----------                                                 --------------------
CUSIP No.                            13G                     Page 7 of 7 Pages
-----------                                                 --------------------


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2007

                                  GREAT POINT PARTNERS, LLC

                                  By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                       ----------------------------------------
                                       Dr. Jeffrey R. Jay, M.D.,
                                        as senior managing member

                                       /s/ Dr. Jeffrey R. Jay, M.D.
                                       ----------------------------------------
                                       DR. JEFFREY R. JAY, M.D.




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                                       7

                                                                     Exhibit A
                                                                     ---------


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 12, 2007

                                  GREAT POINT PARTNERS, LLC

                                  By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                       -----------------------------------------
                                       Dr. Jeffrey R. Jay, M.D.,
                                         as senior managing member


                                       /s/ Dr. Jeffrey R. Jay, M.D.
                                       -----------------------------------------
                                       DR. JEFFREY R. JAY, M.D.






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